MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE
                            NEW YORK MUNICIPAL FUND
                                113 KING STREET
                            ARMONK, NEW YORK 10504


                                               November 12, 2004


VIA EDGAR TRANSMISSION


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


    RE:   MBIA Capital/Claymore Managed Duration Investment Grade
          New York Municipal Fund (the "Registrant")
          1933 Act File No.:  333-105540
          Investment Company Act File No.:  811-21360

Dear Sir or Madam:

     Pursuant to Rule 477(a) promulgated pursuant to the Securities Act of 1933, as amended, the Registrant hereby requests that its Registration Statement on Form N-2, filed with the Securities and Exchange Commission (the "Commission") on May 23, 2003, as amended by Pre-Effective Amendments No. 1 and No. 2, filed with the Commission on July 24, 2003 and July 25, 2003, respectively (the "Registration Statement"), be withdrawn and that an order of the Commission granting such withdrawal be granted. The Registrant is requesting withdrawal of the Registration Statement based on a decision by the Registrant to no longer pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the Commission and the Registrant has not sold any securities in connection with this Registration Statement.

     If you should need to discuss this withdrawal request, please do not hesitate to contact Sarah Cogan or Patricia Meyer of Simpson Thacher & Bartlett LLP, counsel to the Registrant, at (212) 455-2000.

                               Sincerely,

                               MBIA CAPITAL/CLAYMORE MANAGED DURATION
                               INVESTMENT GRADE NEW YORK MUNICIPAL FUND


                               By: /s/ Michael Jacobson
                                  --------------------------------------
                                  Michael Jacobson
                                  Vice President and Secretary